MDS Announces Changes to the Company’s Board of Directors

TORONTO -- January 8, 2007 -- MDS Inc. (TSX:MDS)(NYSE:MDZ), a company providing a range of products and services to the global life sciences markets, announced today that William D. Anderson, former President of Bell Canada Enterprises Ventures, will be joining its Board of Directors in February of this year.

Mr. Anderson will bring to the board global business, finance and tax expertise after having held a variety of executive positions with Bell Canada Enterprises (BCE) before his retirement in 2005. At that time, Mr. Anderson was President of BCE Ventures, where he was responsible for BCE’s investments in a number of non core assets including Telesat Canada Limited, Bell Globemedia Inc., and BCE Emergis Inc. He also served as CFO of BCE Inc., CFO of Bell Canada, CFO of Bell Cablemedia plc in London, England and Vice-President of Taxation with BCE Inc. Prior to his executive experiences at BCE, Mr. Anderson, a Chartered Accountant, was a Tax Partner with KPMG.

Mr. Anderson is currently serving as Chairman of the Board of Directors, Bell Canada International Inc. and as Chairman of the Audit Committee for TransAlta Corporation. In addition, he serves on the boards of the Four Seasons Hotel Inc. and Gildan Activewear Inc.

“Bill Anderson’s global business expertise will be an asset as we look to further strengthen the financial depth on our board,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc.“His financial expertise will be valuable as we move forward to make disciplined investments to support our growth strategy.”

MDS also announced today that Dr. C. Thomas Caskey has stepped down from the Company’s Board of Directors. Dr. Caskey, who joined the MDS Board in April of 2005, currently serves as CEO of the Brown Foundation Institute of Molecular Medicine for the Prevention of Human Diseases (IMM), part of The University of Texas Health Science Center at Houston.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day

For further information contact:

Investor Inquiries
Sharon Mathers
Vice-President, Investor Relations and External Communications
416-675-6777 ext. 34721
sharon.mathers@mdsinc.com

Media Inquiries
Catherine Melville
Director, External Communications
416-675-6777 ext. 32265
catherine.melville@mdsinc.com